EX 99.9

Netco Energy, Inc.

Interim Consolidated Financial Statements

Three months ended March 31, 2004 and 2003

Netco Energy Inc.

Consolidated Balance Sheets
(unaudited - prepared internally by management)
(Expressed in Canadian dollars)

	As at	As at
	March 31,	December 31,
	2004	2003

ASSETS

CURRENT
Cash and short-term investments	$962,059	$23,194
Accounts Receivable	410,334	538,010
Prepaids and other	129,084	191,525
	1,501,477	752,729

PROPERTY AND EQUIPMENT	3,848,813	3,774,192

	$5,350,290	$4,526,921

LIABILITIES

CURRENT
Accounts payable & accrued liabilities	$229,209	$206,424
	229,209	206,424

Debenture Financing	$-	$1,000,000

SHAREHOLDERS' EQUITY

SHARE CAPITAL	11,739,607	10,024,234
Issued at March 31, 2004 - 14,126,316 common shares
(December 31, 2003 - 8,149,329 common shares)

CONTRIBUTED SURPLUS	3,900	3,900

DEFICIT	(6,622,426)	(6,707,637)

	5,121,080	3,320,497

	$5,350,290	$4,526,921

On behalf of the Board:

"Christopher Schultze"	Director	"John R Hislop"	Director

Netco Energy Inc.

Consolidated Statements of Income and Deficit
(unaudited - prepared internally by management)
(Expressed in Canadian dollars)

	Three Month	Three Month
	Period ending	Period ending
	March 31,	March 31,
	2004	2003

REVENUE
Oil and gas revenue	$710,056	$752,420
Royalties	(185,680)	(124,546)

	524,377	627,874

Direct operating Expenses	103,016	36,674
Depletion	221,710	50,524

Operating Income	199,651	540,676

EXPENSES
General and administration	70,142	52,011
Professional Fees	19,092	7,293
Interest & Financing Costs	25,493	-
	114,727	59,304
OTHER
Interest & other income	288	2,164
	288	2,164

Net income (loss) for the period	85,211	483,536

Deficit, beginning of period	(6,707,637)	(6,881,933)

Deficit, end of period	$(6,622,426)	$(6,398,397)

Earnings per share	$0.01	0.07

Weighted average shares outstanding	13,234,454	6,461,829

Netco Energy Inc.

Consolidated Statements of Cash Flows
(unaudited - prepared internally by management)
(Expressed in Canadian dollars)

	Nine Month	Three Months
	Period ending	Ended
	March 31,	March 31,
	2004	2003

CASH FLOWS PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income for the period	$85,211	483,536
Adjustment for item not involving cash:
Depletion & depreciation	221,710	50,524
Accrued interest	24,293	2,579
	331,214	536,639
Changes in non-cash working capital:
Decrease (Increase) in pre-paid expenses	62,441	(499,701)
Decrease (Increase) in accounts receivables	127,676	(297,954)
Increase (Decrease) in accounts payable	22,785	253,745
	212,902	(543,910)
	544,116	(7,271)

Cash flows from (used in) investing activities
Oil and gas property expenditures	(296,331)	(759,837)
	(296,331)	(759,837)

Cash flows from (used in) financing activities
Loans & Notes payable	-	798,750
(Conversion) Issuance of debentures	(1,024,293)	-
Issuance of common stock	1,715,373	-
	691,079	798,750

Increase (decrease) in cash position	938,864	31,642

Cash & cash equivalents, beginning of period	23,194	122,335

Cash & cash equivalents, end of period	$962,058	153,977

NETCO ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars, unless noted)
(Unaudited – prepared internally by management)
As at March 31, 2004

Financial Statements and Note disclosure are to be read in conjunction with the year end audited financial statements for the year ended December 31, 2003.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of Alberta on May 21, 1993 under the name of Green River Holdings Inc.  On July 28, 2000, the Company changed its name to Netco Energy Inc.   The Company’s principal business activity is the exploration, development and production of petroleum and natural gas reserves located in Canada.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2003, the Company adopted, prospectively, the Canadian Institute of Chartered Accountants Handbook, Section 3870 Stock-based compensation and other stock-based payments.  The adoption of the new accounting policy has no cumulative effect on prior financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of Consolidation

The consolidated financial statements of the Company include its wholly-owned subsidiary, Green River Petroleum USA Inc., incorporated in the State of Wyoming.  All inter-company any transactions are eliminated on consolidation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Comparative figures

Certain comparative figures have been adjusted to conform with the current year's presentation.